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                           March 1, 2022

       Leon Benrimon
       Manager
       StartEngine Collectibles Fund I LLC
       3900 WAlameda Ave., Suite 1200
       Burbank, California 91505

                                                        Re: StartEngine
Collectibles Fund I LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed on February
23, 2022
                                                            File No. 024-11416

       Dear Mr. Benrimon:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jamie Ostrow